Exhibit 2
Stratos Global Corporation
Management’s Discussion and Analysis of Financial Condition and Results of Operations For the Three
and Nine Months Ended September 30, 2006
This Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) and the accompanying unaudited interim consolidated financial statements and notes thereto (the “Interim Financial Statements”) should be read in conjunction with our Audited Consolidated Financial Statements and related notes thereto and MD&A as at and for the years ended December 31, 2005 and 2004, set forth in our 2005 Annual Report (the “2005 Annual Filings”) and our unaudited interim consolidated financial statements and notes thereto and related MD&A for the three months ended March 31, 2006 and the three and six months ended June 30, 2006 (the “Q1 Report” and “Q2 Report” respectively). Financial data presented in the MD&A has been prepared in accordance with Canadian Generally Accepted Accounting Principles. A reconciliation to United States Generally Accepted Accounting Principles is presented in Note 21 to our unaudited interim consolidated financial statements as at and for the three and nine months ended September 30, 2006 and 2005.
As a result of rounding adjustments, the figures or percentages presented in one or more columns included in any of the tabular presentations or information presented in this MD&A may not add up to the total for that column.
Throughout this MD&A, “we”, “us”, “our” and “Stratos” refer to Stratos Global Corporation and its subsidiaries and operating segments.
This MD&A contains statements and other forward looking information including, but not limited to potential future circumstances, results and developments. Forward-looking information is typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other similar expressions, or future or conditional verbs such as “will”, “should”, “would” and “could”. These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. Such statements and information are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations generally and may differ materially from actual future results or events. Factors which could cause results or events to differ from current expectations include, among other things: changes in our commercial relationship with Inmarsat plc, changes in technology and industry participants in the remote communications industry, major satellite system failures or natural disasters, frequent new product and service introductions, our ability to successfully integrate Xantic B.V., changing or evolving customer requirements, continued price competition, changes in product mix, general industry and global economic conditions, and our ability to sustain and improve our financial performance. For additional information with respect to certain of these risks or factors, reference should be made to our continuous disclosure materials filed with Canadian Securities Regulatory Authorities, including the risk factors described in our annual information form, and to the prospectus contained in our registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on Form F-4, and also available on SEDAR, including the risk factors beginning on page 14 thereof.

Stratos disclaims any intention or obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.
Reported in U.S. dollars unless otherwise stated.
This MD&A has been prepared as at November 2, 2006.
Additional information regarding Stratos, including copies of our continuous disclosure materials filed with Canadian Securities Regulatory Authorities, such as our annual information form, is available on our website at www.stratosglobal.com or through the SEDAR website maintained by the Canadian Securities Regulatory Authorities at www.sedar.com.
A glossary of terms used in this MD&A is included at the end of this MD&A.
Overview
We are a leading global provider of advanced mobile and fixed-site remote telecommunications services. We provide Internet Protocol (“IP”), high-speed data and voice services to end-users typically operating beyond the reach of traditional wireline and terrestrial wireless telecommunications networks. The primary end-users of our services consist of governmental agencies and military forces, maritime organizations and oil and gas companies.
We offer a broad portfolio of remote telecommunications solutions to our customers, offering services over the mobile and fixed satellite systems of a number of the leading global and regional satellite system operators and through our owned and operated microwave and satellite telecommunications facilities. We also provide customized, turnkey remote telecommunications solutions, value-added services, and the equipment and engineering services to integrate the remote telecommunications solutions we offer.
In managing our business and for reporting purposes, we divide our business into two operating segments: Mobile Satellite Services, or MSS, and Broadband Services, or Broadband.
MSS
Our MSS segment provides mobile telecommunications services, primarily over the Inmarsat plc (“Inmarsat”) satellite system. The revenue derived from services provided over the Inmarsat satellite system accounted for approximately 81% of the MSS segment’s revenue and 61% of our consolidated revenue in the nine months ended September 30, 2006. To provide Inmarsat services, we operate a terrestrial-based network, including land earth stations, or LESs, located in Australia, Canada, the Netherlands, New Zealand and the United Kingdom. Other MSS services accounted for 19% of MSS segment revenue in the nine months ended September 30, 2006 and primarily consist of mobile telecommunications services sourced on a wholesale basis from mobile satellite system operators such as Iridium Satellite LLC (“Iridium”) and Mobile Satellite Ventures (“MSV”), sales of mobile terminals and equipment, accounting authority services billed to customers and other ancillary services. Other MSS services, in general, have lower gross margins than Inmarsat services.
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On February 14, 2006, the Corporation completed the acquisition of Xantic B.V. (“Xantic”), of the Netherlands. The acquisition has strengthened Stratos’ MSS presence in Europe and Asia, enhanced the Corporation’s leading position in North America and provided us with greater reach across key market sectors, particularly in the Inmarsat maritime and aeronautical markets — see “Overview - The Xantic Acquisition”.
Broadband
Our Broadband segment provides VSAT services, sourced on a wholesale basis from a number of the leading fixed satellite system operators, with our VSAT hubs located in the United States, the United Kingdom, Germany and Russia. Our VSAT network enables integrated data and voice telecommunications between remote fixed sites and land-based offices. In addition, our Broadband segment operates what we believe to be the most extensive digital microwave network in the U.S. Gulf of Mexico, utilized primarily by oil and gas companies operating offshore rigs and platforms in the Gulf of Mexico. Our Broadband segment revenue also includes the sale and rental of equipment, repair and maintenance, and engineering services associated with microwave and VSAT technologies.
Key Factors Affecting our Business
Our revenue, profitability and cash flow are directly affected by the price we can charge for the products and services we sell, the volumes of certain higher gross margin products relative to certain of our lower gross margin products, and the gross margins of new products we have introduced. In the last two years, the price and volume of the various services we sell have been influenced by several key factors, including: increased price competition; introduction of new services; and changes in the mix of services we sell or lease. As a result of such factors, we expect we will need to increase the volumes of airtime we sell or lease in order to maintain or grow our revenue, profitability and cash flows. A further discussion of these factors follows.
Increased Price Competition
The remote telecommunications industry has experienced increased price competition. We believe MSS customers, particularly distributors, are continuing to make purchase decisions based primarily on price, as most major competitors now offer similar value-added services. A significant number of our customer contracts in our MSS segment are “on-demand” contracts which, consistent with industry practice, typically have no contractual minimum purchase requirements. On-demand services provide a cost effective option for end-users with fluctuating demand requirements and most of our distributors and end-users can readily purchase some or all of their on-demand mobile satellite services from our competitors without significant additional cost or disruption of services. Both of these factors contribute to volatility in the level of certain satellite airtime services we sell to individual customers. As a result, we are subject to competitive pricing pressures on a continuous basis and we must increase volumes in order to maintain or grow our revenues, profitability and cash flows.
Revenue in both our microwave and VSAT businesses are derived from contracts of varying lengths and from non-contractual purchases of equipment and services. In the Broadband segment, competitive pricing pressures during the past several years have affected our revenue in
MD&A Third Quarter - September 30, 2006

the Gulf of Mexico. The introduction of newer IP-based satellite technology has increased the competition from VSAT providers serving the oil and gas industry. This competition has reduced prices of both equipment and space segment in our VSAT business. In addition, certain oil and gas producers have moved to lower cost and capability VSAT solutions based primarily on price, further reducing our microwave revenue.
Introduction of New Services
Advances in satellite technologies have enabled satellite system operators to launch more sophisticated, higher-speed data services. We have observed that some of our end-use customers are migrating slowly from earlier technologies to the more sophisticated, higher-speed data services that have been recently introduced. In that regard, we have experienced, and continue to experience, a gradual migration by end-users from Inmarsat’s analog and older digital mobile satellite telecommunications services to the newer digital services with high speed capabilities. With the introduction in December 2005 of BGAN, we expect to experience further migration by end-users from legacy high-speed data products such as Inmarsat GAN to BGAN and other more sophisticated, higher-speed data services introduced in the future. Revenues from BGAN services in the first nine months of 2006 are not significant due to the early stage of commercial deployment of the service. Since Inmarsat owns the LESs for its BGAN services, we expect our future gross margins associated with the revenues derived from distribution of BGAN services will be less than for most other Inmarsat services. We expect the higher data speeds and smaller end-user terminals will encourage existing end-users to increase their usage and will also expand the market for MSS services. Our objective is to increase the volumes of airtime we sell or lease in order to grow our revenue, profitability and cash flow.
In April 2006, the three largest Inmarsat distribution partners, including us, commenced an arbitration proceeding with Inmarsat, contending that Inmarsat’s recent appointment of a new distribution partner for BGAN services breached the terms of the Commercial Framework Agreement and BGAN Services Distribution Agreement among Inmarsat and all Inmarsat distribution partners. The arbitration proceeding was held during the last week of September, 2006. A decision of the arbitrator is expected in the fourth quarter of 2006.
Growth in our Broadband segment has relied on the successful introduction of IP-based technologies for VSAT, such as the Stratos ITek VSAT product.
Product Mix
Excluding the impact of the Xantic acquisition on our MSS segment, we have been experiencing a shift in the mix of services we are distributing from the higher margin airtime services, such as Inmarsat’s high-speed digital services, to lower margin Inmarsat services, Iridium services for which we act as a non-facilities based distributor, and other MSS equipment and services. In addition, volatility in certain of our higher margin Inmarsat high-speed data services have contributed to changes in our product mix as these services become proportionately less of our MSS revenue. Accordingly, we need to increase the volumes of airtime we sell or lease in order to maintain or grow our revenue, profitability and cash flow. The acquisition of Xantic has significantly increased our volume of airtime for Inmarsat services – see “Overview – The Xantic Acquisition”.
MD&A Third Quarter - September 30, 2006

In our Broadband segment, we have been experiencing, and continue to experience, a decline in our microwave and related services revenue in the Gulf of Mexico, both in absolute terms and as a percentage of segment revenue. The hurricanes experienced in 2005 changed our product mix, decreasing microwave revenues while increasing VSAT revenues – see “Overview – Impact of Hurricanes”. In addition, we attribute the decrease in microwave revenue to the decline in oil and gas companies’ exploration and development drilling activity in the shallow water areas of the Gulf of Mexico and the price competition from VSAT services. We do not purchase satellite airtime in connection with providing telecommunication services through our microwave network. As a result, a reduction in demand for our microwave services generally does not result in any significant related reduction in the cost of services and operating costs. In contrast, the increase in demand for our VSAT services results in an increase in the cost of services related to purchasing space segment from satellite operators and higher personnel costs associated with designing and delivering a customized VSAT solution. As a result, we have been experiencing a decline in our gross margin as a percentage of revenue as the gross margin associated with our microwave network revenue is higher than that associated with our VSAT network derived revenue.
The Xantic Acquisition
On February 14, 2006, we acquired all the issued and outstanding equity interests in Xantic for an aggregate purchase price of $184.8 million, net of cash acquired, including transaction costs of $6.7 million. The purchase consideration is subject to post-closing adjustments based on Xantic’s audited financial statements for the twelve months ended December 31, 2005 as provided for in the share purchase agreement.
The Xantic acquisition was accounted for using the purchase method resulting in total assets and liabilities recorded of $276.1 million and $91.3 million, respectively, as described in Note 3 to the Interim Financial Statements. The determination of the final purchase price allocation is subject to post-closing adjustments. Estimated restructuring and integration costs of $11.0 million are included in the preliminary purchase price allocation. The final purchase price allocation may differ from the preliminary amounts presented. Results of operations have been included in the consolidated statement of operations from the date of acquisition. For the three and nine months ended September 30, 2006, the Xantic acquisition increased our MSS segment revenue by $48.5 million and $121.8 million, respectively. For the period from February 14, 2006 to September 30, 2006, $109.0 million, or 90% of the increase in revenue, was related to services provided over the Inmarsat satellite system. The Xantic acquisition contributed an additional $8.5 million and $17.9 million, respectively, to MSS segment earnings during the three and nine months ended September 30, 2006.
Based on the completion of our detailed integration plans and execution of those plans to date, our estimate of annual operating expense and capital expenditure synergies is $25-$30 million expected to be realized within 18 months of completing the acquisition. In connection with the acquisition, we expect to incur one-time cash integration costs, excluding transaction costs, over the 18-month period following the acquisition of $25-$30 million, with approximately 75% to 85% of such costs to be incurred during 2006. Integration costs include employee severance costs related to operating synergies, IT systems conversion and data migration and other costs related to integrating Xantic and Stratos. Integration activities proceeded as planned and
MD&A Third Quarter - September 30, 2006

integration and capital costs of $4.3 million and $7.6 million, respectively, were incurred during the three and nine months ended September 30, 2006.
In connection with the Xantic acquisition, during the first quarter of 2006, we recorded an after-tax, non-cash write-off of $19.6 million related to capital assets and licenses used in our LES located in Goonhilly, United Kingdom as a result of the planned rationalization of our post-acquisition LES network. LES services currently provided from the Goonhilly LES will be transitioned to our Burum, Netherlands LES by the first quarter of 2007.
Impact of Hurricanes
In the first nine months of 2006, network reconstruction and recovery efforts continued on our Broadband microwave network and related telecommunications infrastructure in the Gulf of Mexico which were damaged by hurricanes Katrina and Rita in 2005. During the three and nine months ended September 30, 2006, we incurred $0.6 million and $4.2 million of capital expenditures, respectively, and received advance payments of $1.3 million from insurance carriers related to reconstruction of capital assets. Additional advance payments of $1.2 million in respect of capital assets were received from insurance carriers in 2005. Capital expenditures during 2005 and the first nine months of 2006 in respect of hurricane reconstruction efforts now total $6.7 million and, as of April 1, 2006, connectivity has been restored to all of the network. We expect insurance coverage will be sufficient to rebuild the damaged sections of the microwave network and related equipment.
As a result of the damage to the microwave network, telecommunications services to energy customers continued to be impacted during the first nine months of 2006. Overall revenues and segment earnings in our Broadband segment in the first half of 2006 were increased by $1.7 million related to 2005 revenue recoveries as a result of continued positive experience resolving service interruption issues with certain of our microwave customers. The hurricanes decreased our microwave revenues in 2006 as certain customers have not returned to the microwave network. In addition, we continued to experience higher revenue related to VSAT services, including space segment, equipment rentals and other services provided to our customers affected by the hurricanes. We expect that the change in product mix caused by the hurricanes will continue to impact our gross margins and segment earnings in the future. The impact is based on a number of factors, including activity levels in the Gulf of Mexico, our customer’s assessment of their continuing communication requirements and certain customers choosing to remain with VSAT solutions.
We have business interruption insurance and are engaged in discussions with our insurance carriers with respect to the impact on our business caused by the hurricanes. During the first quarter of 2006, we received an advance payment of $0.5 million from our insurance carriers for business interruption which has been included in deferred revenue at September 30, 2006 pending final resolution of the business interruption claim.
How We Evaluate our Operating Results and Financial Condition
In our public disclosure documents, we provide certain financial and related information about our business and each of our operating segments. Our objective in providing this information is
MD&A Third Quarter - September 30, 2006

to help users of our consolidated financial statements: (i) better understand our overall performance, (ii) better assess the profitability of our two operating segments, (iii) better assess our prospects for future net cash flows, and (iv) make more informed judgments about us as a whole. In our effort to achieve this objective, we provide information about segment revenues and segment earnings because these financial measures are used by our key decision makers in making operating decisions and assessing performance. We define “segment earnings” as earnings for a segment before interest expense, depreciation and amortization, other costs (income), non-controlling interest, equity in earnings of investee and income taxes. For additional information about our segment revenues and segment earnings, including a reconciliation of these measures to our consolidated financial statements, see note 17 to our Interim Financial Statements.
Comparison of Three and Nine Months Ended September 30, 2006 and September 30, 2005
The following table sets forth statement of operations data and key statistics for the three and nine months ended September 30, 2006 and September 30, 2005.

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2006	2005	2006	2005
	($ in millions, except percentages)
Revenue
- MSS	$107.7	$66.7	$302.9	$193.0
- Broadband	30.9	28.5	94.3	87.4

	138.6	95.2	397.2	280.4

Gross margin	39.8	25.2	103.7	80.8
As a % of revenue	29%	27%	26%	29%

Operating expenses	17.2	13.3	51.7	38.2
As a % of revenue	12%	14%	13%	14%

Segment earnings
- MSS	20.3	11.3	44.2	33.7
- Broadband	2.3	0.6	7.8	8.9

	22.6	11.9	52.0	42.6

As a % of revenue	16%	13%	13%	15%

Interest expense	8.7	2.8	26.2	8.5
Depreciation and amortization	11.0	9.2	30.9	27.3
Other costs (income)	3.8	0.1	29.1	0.5
Non-controlling interest	—	0.1	—	0.1
Equity in earnings of investee	(0.2)	(0.2)	(0.7)	(0.6)

(Loss) earnings before income taxes	(0.7)	(0.1)	(33.5)	6.8
Income tax (recovery) expense	(1.1)	0.4	(5.1)	3.4

Net earnings (loss)	$0.5	$(0.5)	$(28.5)	$3.4

MD&A Third Quarter - September 30, 2006

Revenue
Our total revenue for the three and nine months ended September 30, 2006 was $138.6 million and $397.2 million, respectively, up $43.4 million, or 46%, and $116.8 million, or 42%, from the same periods of the prior year. MSS segment revenue for the third quarter and first nine months of 2006 of $107.7 and $302.9 million, respectively, was up $41.0 million and $109.9 million, respectively, from the same periods of the prior year. Broadband segment revenue increased by $2.4 million and $6.9 million, respectively, in the third quarter and first nine months of 2006 when compared to the same periods of 2005.
The increase in our MSS segment revenue in both periods was attributable to the $121.8 million of revenue for the period from February 14 to September 30, 2006 related to the Xantic acquisition as previously discussed – see “Overview – The Xantic Acquisition”.
Excluding the impact of the Xantic acquisition, our MSS segment revenue decreased $7.5 million in the third quarter and $11.9 million in the first nine months of 2006, respectively, when compared to the same periods of 2005. The decrease in the third quarter of 2006 was the result of declines in Inmarsat revenue of $2.1 million and other MSS revenue of $5.4 million. The decrease of $11.9 million in the first nine months of 2006 was the result of declines of $8.0 million in Inmarsat revenue and $3.9 million of other MSS revenue.
Excluding the impact of Xantic, the decline in Inmarsat revenue during the third quarter of 2006 related to decreases in the volume of Inmarsat GAN services partially offset by increases in our Swift 64 and F services when compared to the same quarter of 2005. Inmarsat GAN services are primarily used by customers in the land sector. Inmarsat F is predominately used in the maritime sector. Swift 64 is a service used in the aeronautical sector. In addition, decreases in revenue per unit from Inmarsat C and Mini- M services contributed to the decline in revenues. Decreases in other MSS revenue during the third quarter were primarily attributable to decreased accounting authority services provided through our LESs.
Of the $8.0 million decline in Inmarsat revenue during the first nine months of 2006, approximately $4.5 million was attributable to declines in volume and $3.5 million to declines in price per unit. The decline in volume of Inmarsat GAN and A services were partially offset by increases in our Swift 64, F and leasing services. Average revenue per unit declined primarily in our Inmarsat Mini-M and B services due to the price competition experienced in 2005. The decrease in other MSS revenue during the first nine months of 2006 was primarily due to decreased accounting authority services partially offset by an increase in equipment sales when compared to the same period of 2005.
MD&A Third Quarter — September 30, 2006

The following table sets forth our Inmarsat revenues for the three and nine months ended September 30, 2006 and September 30, 2005 for our key market sectors.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005
	($ in millions)
Revenues

Maritime sector:
Voice services	$30.4	$10.7	$84.5	$32.2
Data services	12.3	3.8	31.9	12.1

Total maritime sector	42.7	14.5	116.4	44.3

Land sector:
Voice services	4.6	2.2	15.1	7.0
Data services	14.7	11.8	40.2	36.6

Total land sector	19.3	14.0	55.3	43.6

Aeronautical sector	8.3	1.7	20.0	4.8
Leasing	18.1	17.6	53.6	51.6

Total Inmarsat revenue	$88.4	$47.8	$245.3	$144.3

The increases of $28.2 million and $72.1 million, respectively, in the maritime sector and $6.6 million and $15.2 million, respectively, in the aeronautical sector for the three and nine months periods ended September 30, 2006 are due to the acquisition of Xantic and their strong presence in these sectors combined with the growth in our Inmarsat F maritime service and Swift 64 aeronautical service when compared to the prior year. Revenues in the land sector increased $5.3 million and $11.7 million, respectively, primarily as a result of increased revenue from the Xantic acquisition partially offset by declines in GAN revenue noted above. Continuing from the second half of 2005, we have experienced volatility in usage patterns for GAN services used to a significant extent by our government and military customers operating in the land sector. Excluding the impact of the Xantic acquisition, our GAN revenues declined in the third quarter and first nine months of 2006 when compared to the same periods in 2005, by $4.4 million and $12.1 million, respectively, due to the changes in volume as previously noted. Our leasing services, primarily Inmarsat B, continue to enjoy growth as a result of increased usage by government and military customers.
The increase in our Broadband segment’s revenue of $2.4 million, or 8%, during the third quarter of 2006 is primarily due to an increase in VSAT revenue in the Gulf of Mexico and an increase in microwave revenue when compared to the third quarter of 2005. Microwave revenue in the third quarter of 2005 was negatively impacted by the hurricanes occurring in August and September of that year. The increase in revenue of $6.9 million, or 8%, for the nine months ended September 30, 2006 was primarily attributable to the increased VSAT revenue in the Gulf of Mexico related to services provided to our customers affected by the hurricanes occurring in 2005 and other growth in VSAT solutions provided to our oil and gas customers. In addition, VSAT revenue from remote monitoring equipment and services have increased when compared
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to the same period of 2005. These increases in VSAT revenue are partially offset by declines in revenue in our European VSAT operations due to expiry of certain legacy contracts which have not been renewed. Microwave revenues have declined in the first nine months of 2006 when compared to the prior year as revenue from our microwave network was negatively impacted by the 2005 hurricanes. These declines are partially offset by the 2005 revenue recoveries of $1.7 million recorded in the first half of 2006 — see “Overview – Impact of Hurricanes”.
Gross Margin
Gross margin for the three months ended September 30, 2006 was $39.8 million, an increase of $14.6 million compared to the same period of 2005. Gross margin for the first nine months of 2006 increased $22.9 million to $103.7 million when compared to the first nine months of 2005. As a percentage of revenue, gross margin was 29% and 26%, respectively, for the three and nine months ended September 30, 2006, compared to 27% and 29%, respectively, for the same periods of the prior year.
Gross margin consists of revenue less cost of goods and services. Cost of goods and services includes variable expenses such as the cost of airtime and space segment we purchase from satellite owners, cost of equipment, materials and services we re-sell, and variable labor costs related to our repair and service workforce. Cost of goods and services also includes costs such as network infrastructure operating costs, customer support center costs, telecommunications services purchased from terrestrial providers, rents and salaries that do not vary significantly with changes in our volumes of goods and services sold.
In the MSS segment, gross margin increased as a result of the increased revenue related to the Xantic acquisition. In addition, gross margin in the third quarter of 2006 was positively impacted by approximately $3.3 million as a result of favorable commercial settlements with suppliers, including a $2.6 million settlement in respect of one-time adjustments to satellite airtime volume discounts of which $2.1 million relates to prior years.
As a percentage of segment revenue, gross margin in the MSS segment increased in the third quarter of 2006 when compared to the same period of 2005 as the favorable commercial settlements and higher volume discounts received from Inmarsat, offset the impact of competitive pricing and product mix discussed previously. As a percentage of segment revenue, gross margin in the MSS segment decreased in the first nine months of 2006 when compared to the same period of 2005. The Xantic business included modestly lower gross margins due to the higher volume of maritime sector voice revenues. In addition, the lowering of prices for certain of our Inmarsat services due to competitive pricing pressures in 2005 and a shift in product mix from higher margin high-speed data products used in the land sector to lower margin Inmarsat voice and data services and other MSS products, also contributed to the decline. Inmarsat’s newer high-speed data products, in general, have higher margins than the older technology Inmarsat voice, data and fax services.
In the Broadband segment, gross margin increased in the third quarter of 2006 when compared to the same period of 2005 as a result of the increased revenue in 2006 and the impact of the hurricanes experienced in the 2005 third quarter results. In addition, rate increases for our technical services and microwave bandwidth implemented in the third quarter of 2006 increased
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our Broadband gross margin when compared to the same quarter of 2005. Gross margin decreased in the first nine months of 2006 when compared to the same period of 2005. The decrease was the result of a greater proportion of segment revenue represented by lower gross margin VSAT services due to a shift in the revenue mix from our microwave network in the Gulf of Mexico to VSAT caused by last year’s hurricanes, as well as an increased level of growth in VSAT revenue. In addition, the decline in revenues and certain increased maintenance and insurance costs related to our microwave network in the Gulf of Mexico contributed to the decrease.
As a percentage of revenue, gross margin was comparable in the third quarter of 2006 when compared to the third quarter of 2005 but decreased in the first nine months of 2006 when compared to the same period of 2005. The gross margin percentage in each period of 2006 was impacted by the result of a greater proportion of segment revenue represented by lower gross margin VSAT services due to the shift in revenue mix caused by the hurricanes and an increased level of growth in VSAT revenue. Gross margin percentage in the third quarter of 2005 was adversely impacted by the hurricanes occurring in that period.
Operating Expenses
Operating expenses for the three months ended September 30, 2006 of $17.2 million were $3.9 million more than in 2005. Operating expenses for the nine months ended September 30, 2006 were $51.7 million, or $13.5 million higher than in 2005. Operating expenses represented 12% and 13%, respectively, of our revenue for the three and nine months ended September 30, 2006. The increase in operating expenses in absolute dollars was primarily due to additional operating expenses of $5.6 million and $12.5 million, respectively, associated with Xantic in the quarter ended September 30, 2006 and the period from February 14, 2006 to September 30, 2006.
Operating expenses for the third quarter of 2006 include recoveries of $0.6 million related to mark to market adjustments in respect of certain stock-based compensation plans. In addition, operating expenses in the third quarter of 2005 included the write-off of approximately $1.0 million of deferred acquisition costs for other acquisition opportunities no longer pursued subsequent to the announcement of the Xantic acquisition. For the nine months ended September 30, 2006, operating costs excluding Xantic increased in part due to the $1.0 million reduction in professional fees recorded in 2005 as discussed below.
Our operating expenses include general and administrative costs associated with our corporate management and back office billing, credit, accounting and information technology operations, public company costs, costs associated with our worldwide sales and marketing organization and related legal, audit and other professional fees we require to operate our business.
The increase in operating expenses resulting from the Xantic acquisition during the third quarter includes a $0.4 million loss as a result of a series of foreign exchange forward contracts which Xantic had executed to manage exposure to Euro/U.S. dollar exchange rate fluctuations relating to future Euro operating expenses. Operating expenses for the first nine months of 2006 include a gain of $0.8 million on these foreign exchange forward contracts which mature on December 15, 2006.
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During the first quarter of 2005, we recorded a reduction in professional fees of approximately $1.0 million, upon receipt of $3.0 million to settle a licensing dispute and reimburse our professional fee expenses incurred in resolving the dispute. The remaining $2.0 million was recorded in other income during the period. See the discussion of “Other Costs (Income)”.
Segment Earnings
MSS segment earnings increased $9.0 million and $10.5 million, respectively, in the three and nine months ended September 30, 2006, compared to the same periods of the prior year. The increases were primarily a result of the increases in gross margin partially offset by the increase in operating expenses. As a percentage of revenue, MSS segment earnings represented 19% and 15%, respectively, of the MSS segment revenue in each of the three and nine months ended September 30, 2006 compared to 17% and 18%, respectively, in the same periods of the prior year. When compared to the same periods of the prior year, MSS segment earnings as a percentage of revenue increased for the third quarter of 2006 due primarily to the favorable commercial settlements and higher volume discounts achieved but decreased for the nine months ended September 30, 2006 as a result of the decline in gross margin percentage.
Due to the reset of the Inmarsat volume discount arrangements in the first quarter of the year, gross margin and segment earnings were expected to increase throughout 2006 as higher volume discounts were achieved – see “Quarterly Information”. Based on the volume and mix of Inmarsat services provided in the first nine months of 2006, we expect total Inmarsat volume discounts for the remainder of 2006 to be in the range of $7.0 million to $9.0 million, compared to the approximately $13.2 million realized in the first three quarters of 2006 . The final determination of volume discounts is dependent on future traffic volumes and, in particular, traffic volumes in our land high-speed data sector.
Broadband segment earnings increased $1.7 million in the third quarter of 2006, compared to the third quarter of 2005. For the nine months ended September 30, 2006, Broadband segment earnings declined $1.1 million when compared to the same period of the prior year. The increase in the third quarter of 2006 both in absolute terms and as a percentage of revenue was due to the increase in gross margin and a reduction in operating costs. The decline in the nine months ended September 30, 2006 was due primarily to the decline in gross margin. As a percentage of segment revenue, Broadband segment earnings decreased in the nine months ended September 30, 2006 due to the shift in product mix driven primarily by the impact of the hurricanes which decreased the proportion of microwave revenue and increased the proportion of lower margin VSAT revenue.
Interest Expense
Interest expense for the three months ended September 30, 2006 of $8.7 million reflected an increase of $5.9 million when compared to 2005. Interest expense for the nine months ended September 30, 2006 increased $17.7 million to $26.2 million when compared to the prior year. The increase in both periods was due primarily to the refinancing of our senior credit facilities on February 13, 2006 and the additional $61.5 million of Term B debt when compared to our former Term B and revolving operating facilities, and $150.0 million of senior unsecured notes issued in connection with the Xantic acquisition. The LIBOR margin on the refinanced Term B facilities
MD&A Third Quarter — September 30, 2006

is 2.75% compared to 2.25% under the prior Term B facility. The interest rate on the senior unsecured notes is 9.875%. Interest expense for the first nine months of 2006 also includes $2.8 million related to the write-off of costs deferred in connection with our credit facilities in place prior to the refinancing.
Depreciation and Amortization
Depreciation and amortization for the three months ended September 30, 2006 increased $1.8 million to $11.0 million, compared to $9.2 million for the same period of the prior year. For the nine months ended September 30, 2006, depreciation and amortization increased $3.6 million to $30.9 million when compared to the same period of 2005. The increase in both periods is due primarily to the amortization of customer relationship intangibles related to the Xantic acquisition of $1.9 million and $4.7 million, respectively, and depreciation expense related to Xantic capital assets of $0.9 million and $2.2 million, respectively. Depreciation and amortization in the three and nine months ended September 30, 2006 also included $0.5 million and $1.5 million, respectively, related to the amortization of customer relationship intangibles related to the 2005 Plenexis acquisition compared to $0.5 million and $1.3 million, respectively, in the same periods of 2005. These increases were partially offset by reduced depreciation related to certain telecommunications equipment and other assets which were fully depreciated during 2005.
Other Costs (Income)
Other costs (income) of $3.8 million and $29.1 million for the three and nine months ended September 30, 2006 included the following:
•	Severance and other costs of $4.0 million recorded in the third quarter of 2006 including severance costs of $3.2 million related to restructuring measures implemented in the global MSS operations and sales and marketing groups and in the Broadband European operations groups. In addition, consultant costs of $0.8 million were recorded in respect of restructuring activities. These restructuring and consultant costs were related to our $10.0 million cost reduction initiative – see “Outlook”.

•	Other income of $0.2 million recorded in the third quarter of 2006 related to the successful appeal of a portion of the court ruling in favor of a former director and officer provided for in 2005.

•	Severance and other costs of $1.3 million recorded in the second quarter of 2006 as a result of the integration of Xantic related to positions existing within our MSS segment prior to the acquisition and a restructuring of the Broadband sales and operations groups.

•	Coincident with the acquisition of Xantic, we completed an evaluation of our consolidated post-acquisition LES network infrastructure. As a result, in the first quarter of 2006, we recorded an asset impairment charge of $19.6 million in connection with our capital and licenses used in our LES in Goonhilly, England. LES
MD&A Third Quarter — September 30, 2006

services currently provided from the Goonhilly LES will be transitioned to our Burum, Netherlands LES by the end of the first quarter of 2007.

•	An asset impairment charge of $4.2 million related to the write-off of capital assets in the first quarter of 2006, representing costs incurred under a contract to customize and integrate customer relationship management software for use within our mobile satellite business. We have filed a claim for U.S. $7.0 million in damages, plus costs and interest, as a result of the third party consultant’s breach of contract and have received a counterclaim from the defendant, alleging breach of the same contract and seeking U.S.$6.7 million in damages, plus costs and interest.

•	Severance and other costs of $0.2 million recorded in the first quarter of 2006.
Other costs of $0.5 million for the nine months ended September 30, 2005 consist of a $1.7 million expense for a lawsuit brought against the Corporation, $0.6 million in respect of employee severance and other costs in the MSS and Broadband segments and $0.2 million related to the impairment of certain software assets partially offset by other income of $2.0 million attributable to the settlement of a commercial dispute with a third party regarding licensing and use of certain technology.
Income Tax
Income tax recovery for the quarter ended September 30, 2006 was $1.1 million based on a loss before tax of $0.7 million compared to income tax expense of $0.4 million for the quarter ended September 30, 2005 based on a loss before tax of $0.1 million. Income tax recovery for the nine months ended September 30, 2006 was $5.1 million, or 15% of our loss before tax of $33.5 million compared to income tax expense of $3.4 million for the nine months ended September 30, 2005, or 50% of earnings before tax of $6.8 million.
The difference in the effective income tax rate for the nine months ended September 30, 2006 from the 36% Canadian statutory rate is due to losses incurred in foreign jurisdictions for which no tax benefit was recognized. The losses for the first nine months of 2006 for which no tax benefit was recognized relate primarily to the asset impairment charge of $19.6 million recorded in the first quarter – see “Other Costs (Income)”. These benefits will be recognized in the future if their realization is determined to be more likely than not. The difference in the rate for the quarter and nine months ended September 30, 2005 from the Canadian statutory rate of 36% is due to losses incurred in foreign jurisdictions for which no tax benefit is recognized as well as the provision for legal claim recorded in the nine months ended September 30, 2005 which is not deductible for tax purposes.
Net Earnings (Loss)
We recorded net earnings of $0.5 million and a net loss of $28.5 million, respectively, during the third quarter and first nine months of 2006 compared to a net loss of $0.5 million and net earnings of $3.4 million, respectively for the same periods of 2005. The basic earnings (loss) per share for the three and nine months ended September 30, 2006 was $0.01 and ($0.68), respectively, compared to basic earnings (loss) per share of ($0.01) and $0.08, respectively, in the prior year.
MD&A Third Quarter — September 30, 2006

Quarterly Information
The table below sets forth selected financial data related to our revenue, net earnings and earnings per common share for each of the eight most recently completed quarters. The financial data is derived from our interim unaudited consolidated financial statements, which are prepared in accordance with Canadian GAAP.

	(U.S. Dollars; in millions, except per share amounts)
	2006			2005
	Sept. 30	June 30	Mar. 31	Dec. 31

Revenue	$138.6	$139.3	$119.3	$100.6
Net Earnings (Loss)	0.5	(4.1)	(24.9)	2.0
Basic and Diluted Earnings (Loss) Per Common Share	0.01	(0.10)	(0.59)	0.05

	(U.S. Dollars; in millions, except per share amounts)
	2005			2004
	Sept. 30	June 30	Mar. 31	Dec. 31

Revenue	$95.2	$92.7	$92.4	$89.2
Net (Loss) Earnings	(0.5)	0.4	3.5	3.9
Basic and Diluted (Loss) Earnings Per Common Share	(0.01)	0.01	0.08	0.08

In the four quarters of 2005, Broadband segment growth in VSAT through geographic expansion related to the Plenexis acquisition resulted in an overall increase in revenue. In the third quarter of 2005, MSS segment revenue increased 8% when compared to the second quarter of 2005 due to increased volumes in certain Inmarsat products reflecting in part the impact of Hurricane Katrina, and increases in other MSS revenues. The third quarter of 2005 also included the overall negative impact on revenues and earnings in the Broadband segment resulting from the hurricanes in the Gulf of Mexico. The fourth quarter of 2005 included increased revenue in the Broadband division related to VSAT and other services provided to customers affected by the hurricanes. Revenues in the first and second quarters of 2006 increased 19% and 17%, respectively, when compared to the prior quarter due to the increased revenues from the Xantic acquisition partially offset by declines in GAN revenues. In addition, Broadband segment revenues decreased modestly in the first quarter of 2006 due to decreases in VSAT equipment revenues and in the second quarter of 2006 due to lower revenue recoveries related to resolving service interruption issues with our customers impacted by the hurricanes in 2005. In the third quarter of 2006, MSS and Broadband segment revenue remained essentially consistent with the prior quarter.
On April 1, 2004, the Corporation’s renewed Land Earth Station Operator (“LESO”) agreement with Inmarsat became effective. Commencing in 2005, Inmarsat volume discount arrangements became effective on January 1st of each year pursuant to the renewed agreement. As a result, in the first quarter of 2005, lower volume discounts resulted in additional cost of goods and services of approximately $2.5 million in the MSS segment when compared to the fourth quarter of 2004. As a result of accumulated volumes in the second, third and fourth quarters of 2005, we achieved reductions in the cost of goods and services of approximately $1.0 million, $0.3 million and $0.6 million, respectively, when compared to the immediately preceding quarter. With the annual
MD&A Third Quarter — September 30, 2006

reset of the volume discount arrangements on January 1, 2006, cost of goods and services in the MSS segment, excluding Xantic, increased $1.9 million when compared to the fourth quarter of 2005. As a result of accumulated volumes in the second and third quarters of 2006 and the additional volumes in Xantic, we achieved combined reductions in the cost of goods and services of approximately $2.9 million and $3.0 million, respectively, when compared to similar costs for the combined companies in the immediately preceding quarter. In addition, the third quarter of 2006 was positively impacted approximately $2.6 million as a result of a favorable commercial settlement in respect of one-time adjustments to satellite airtime volume discounts of which $2.1 million related to prior fiscal years.
The fourth quarter of 2004 includes a $1.5 million write-off of deferred financing costs and a $1.8 million additional tax expense as a result of the refinancing of the Corporation’s long-term debt facility. The first quarter of 2005 includes other income of $2.0 million — see “Other costs (income)”. The second quarter of 2005 includes other costs of $1.7 million related to a court ruling in a lawsuit brought against us by one of our former officers. The first, second and third quarters of 2006 includes other costs of $29.1 million, primarily related to the acquisition of Xantic — see “Other Costs (Income)”.
Related Party Transactions
In the normal course of operations, the Corporation engages in transactions with its equity owned investee, Navarino Telecom SA and NTS Maritime Ltd (collectively referred to as “Navarino”), one of Stratos’ largest distributors. Sales of airtime and equipment to Navarino for the three and nine months ended September 30, 2006 were $4.2 million and $11.5 million, respectively, and $3.3 million and $10.2 million, respectively, for the same periods last year. These transactions are measured at the amounts exchanged.
Liquidity and Capital Resources
Operating Activities
We generated $13.3 million in operating cash flow (before changes in non-cash working capital) during the quarter ended September 30, 2006 and $30.4 million during the nine month period ended September 30, 2006, an increase of $3.5 million and decrease of $3.5 million, respectively, from the $9.8 million and $33.9 million generated for the three and nine months ended September 30, 2005. The increase for the third quarter of 2006 was due primarily to the $1.0 million increase in net earnings and the increase in non-cash charges related to depreciation and amortization. The decrease for the nine months ended September 30, 2006 was due primarily to the reduction in net earnings of $31.9 million partially offset by non-cash items including the asset impairment charge of $23.8 million and the increase in amortization of deferred financing charges of $3.7 million.
We increased our investment in non-cash working capital during the quarter ended September 30, 2006 by $10.3 million resulting in a net increase in working capital for the nine months ended September 30, 2006 of $13.1 million. The investment in non-cash working capital was determined by excluding the opening non-cash working capital balances arising from the Xantic acquisition as well as non-cash transactions impacting working capital related to the write-off of
MD&A Third Quarter — September 30, 2006

assets. Excluding the effect of these acquired opening balances and non-cash transactions, the increased investment in non-cash working capital during the quarter ended September 30, 2006 was due primarily to an increase in trade accounts receivable resulting from the timing of certain cash collections. We increased our investment in non-cash working capital during the quarter ended September 30, 2005 by $9.7 million, excluding the effect of opening non-cash working capital balances arising from the Plenexis acquisition. Excluding the effect of these acquired opening balances, the increased investment in non-cash working capital for the quarter ended September 30, 2005 was primarily due to an increase in prepaids and other and a decrease in payables and accruals reflecting changes in the timing of payments for certain operating costs and capital expenditures. The net investment in working capital for the nine months ended September 30, 2006 is primarily the result of an increase in accounts receivable and unbilled revenue, inventory and prepaids and other.
Net operating cash flow for the quarter and nine months ended September 30, 2006 was $3.0 million and $17.3 million, respectively, compared with the $0.1 million and $17.5 million generated during the same periods in 2005.
Investing Activities
Cash used in investing activities was $8.4 million and $194.0 million for the quarter and nine months ended September 30, 2006, compared to an investment of $6.9 million and $33.3 million for the same periods last year. The $160.7 million change for the nine month period ended September 30, 2006 compared with the same period in 2005 was primarily due to the acquisition of Xantic for $162.0 million compared to investments totaling $12.1 million in Navarino and Plenexis during the same period last year. The investment in Xantic consists of $191.3 million paid at closing plus $3.9 million of transaction costs incurred in 2006, net of cash acquired of $33.2 million. The remainder of the change in cash used in investing activities is primarily attributable to an increase in deferred costs associated with the refinancing of our senior credit facilities in the first quarter of 2006. Capital asset additions for the three and nine months ended September 30, 2006 of $8.8 million and $20.9 million, respectively, increased by $3.5 million and $3.0 million, respectively, from $5.3 million and $17.9 million incurred during the three and nine months ended September 30, 2005. Capital asset additions for the nine months ended September 30, 2006 related primarily to the rebuild of telecommunications assets in the Gulf of Mexico which were damaged by hurricanes Katrina and Rita, investment in capital infrastructure associated with the Xantic integration as well as purchases of VSAT telecommunications equipment. Capital expenditures for the nine months ended September 30, 2005 related to the investment in the IP-based core network and the StratosMax service in the Gulf of Mexico, satellite terminals and infrastructure in support of the multi-regional VSAT and other system enhancements designed to improve customer service. We expect capital expenditures to increase in the fourth quarter of 2006 related to the integration of Xantic resulting in 2006 annual capital expenditures of approximately 6% to 7% of revenue.
Financing Activities
Financing activities generated cash of $0.1 million and $211.0 million for the three and nine months ended September 30, 2006, respectively, compared to a use of cash of $0.2 million and $50.7 million for the three and nine months ended September 30, 2005. During the first quarter
MD&A Third Quarter — September 30, 2006

of 2006, we refinanced our senior credit facilities. Cash generated for the nine month period of 2006 was primarily due to long-term debt proceeds of $225.0 million from the amended and restated Term B facility which was partially used to repay the outstanding balances of $148.5 million under the prior Term B facility and $15.0 million under the prior revolving operating facility. The remaining proceeds from the amended and restated Term B facility were used to fund a portion of the Xantic acquisition. In addition, we issued senior unsecured notes of $150.0 million to finance the remaining portion of the Xantic acquisition, transaction and integration costs. Cash used in financing activities during the nine months ended September 30, 2005 related primarily to $65.3 million of cash used to repurchase 7.4 million shares of our capital stock, net of a $15.0 million advance drawn under our revolving credit facility to finance a portion of the cost of the share repurchase.
At September 30, 2006, long-term debt (including current portion and senior unsecured notes) totaled $375.6 million and shareholders’ equity totaled $195.8 million. At December 31, 2005, long-term debt (including current portion) totaled $164.2 million and shareholders’ equity totaled $222.9 million. The long-term debt to equity ratio was 1.9:1 at September 30, 2006, compared to 0.7:1 at December 31, 2005.
Cash, Short-Term and Long-Term Borrowings
At September 30, 2006, we held cash and short-term investments of $48.8 million. This was an increase of $34.3 million from the December 31, 2005 cash and short-term investment balance of $14.5 million. This increase resulted primarily from the long-term debt proceeds and issuance of senior unsecured notes outlined above and cash provided by operations for the nine months ended September 30, 2006 of $17.3 million. The increase was partially offset by the repayment of the former Term B and revolving operating facilities then outstanding, the acquisition transactions described previously and capital and other asset additions during the period.
In connection with the acquisition of Xantic on February 14, 2006, we incurred long-term debt in order to refinance our existing senior credit facilities and fund the purchase price of Xantic paid at closing, as well as transaction and integration costs. Effective February 13, 2006, our refinanced senior secured credit facilities consist of: (i) a five year $25.0 million revolving operating facility; (ii) a five year Term A facility of up to $20.0 million; and (iii) a six year Term B facility of $225.0 million. In addition, on February 13, 2006 we issued $150.0 million of 9.875% senior unsecured notes due in 2013. The Term A facility is only available to fund purchase price adjustments related to the Xantic acquisition, if required and has been extended by the parties to expire on December 31, 2006. Any unused portion of the Term A facility will be terminated after the purchase price adjustments, if any, have been finalized. The refinanced senior credit facilities were provided by a syndicate of financial institutions. No amounts have been drawn under the new revolving operating facility. The terms of our refinanced senior credit facilities and the senior unsecured notes are described in Note 9 to our Interim Financial Statements.
We believe our cash and cash equivalents and cash flow from the combined operations will provide the resources required to meet our expenditure requirements for the foreseeable future. Expenditure requirements include working capital requirements, integration costs related to the Xantic acquisition, debt service, ongoing capital expenditure requirements and the Xantic final purchase price adjustment, if any. In addition, if required, we have available the $25.0 million
MD&A Third Quarter — September 30, 2006

revolving operating facility to fund expenditures and the $20.0 million Term A facility to fund the Xantic purchase price adjustment, if any.
Contractual Obligations
A summary of our total contractual obligations and commercial commitments to make future payments as at September 30, 2006 is presented in the table below.

		Payments due by September 30
		($ in millions)
Contractual obligations	Total	2007	2008	2009	2010	2011	Thereafter

Long-term debt (1) (2)	$375.6	$2.4	$2.4	$2.4	$2.4	$2.3	$363.7
Operating leases	26.2	6.7	4.4	2.7	2.0	1.6	8.8
Maintenance contracts	4.5	3.7	0.6	0.2	0.0	0.0	0.0
Capital expenditure obligations	1.1	0.8	0.2	0.1	0.0	0.0	0.0
Purchase obligations(3)	60.8	42.8	13.6	3.6	0.4	0.3	0.1
Other obligations	14.3	3.4	1.1	0.9	1.1	1.2	6.6

Total contractual obligations	$482.5	$59.8	$22.3	$9.9	$5.9	$5.4	$379.2

(1)	Excludes interest.

(2)	See changes in long-term debt under “Liquidity and Capital Resources — Cash, Short-Term and Long-Term Borrowings”.

(3)	Purchase obligations are related primarily to space segment costs and will be funded from contracts to provide space segment and related services to our customers.
Off-Balance Sheet Arrangements
We have no material off-balance sheet arrangements.
Outstanding Share Capital
We are authorized to issue an unlimited number of preferred shares, issuable in series, and an unlimited number of common shares. As at September 30, 2006, we had issued and outstanding 42.0 million (2005 — 42.0 million) common shares with a stated value of $216.2 million (2005 — $216.1 million). No preferred shares have been issued.
Critical Accounting Estimates
The preparation of our Interim Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results that differ from these estimates could have a significant adverse effect on operating results and financial position. Our critical accounting estimates are discussed in the MD&A contained in our 2005 Annual Filings.
MD&A Third Quarter — September 30, 2006

Risk and Risk Management
Our business is subject to a number of risks and uncertainties. These risks and uncertainties are described in detail in our annual information form filed with Canadian Securities Regulatory Authorities and in the MD&A included in our 2005 Annual Filings, Q1 Report and Q2 Report, as well as in the prospectus contained in our Form F-4 registration statement filed with the SEC and also available on SEDAR.
Changes in Accounting Policies
A summary of our significant accounting policies is presented in Note 2 to our Interim Financial Statements for the three and nine months ended September 30, 2006. We did not adopt any new accounting policies in the nine months ended September 30, 2006.
Outlook
We will continue to execute on our key objectives for the balance of 2006 including the following:
•	The continued integration of Xantic and its subsidiaries and realizing the related operating and capital synergies;

•	The successful launch of BGAN in our key vertical markets;

•	An emphasis on organic growth of our MSS data services;

•	The international expansion of our Broadband business with focus on our StratosITek VSAT platform; and

•	Improved customer support and service delivery.
We are also taking further measures to assess our cost structure and business model and are implementing costs reductions which are expected to reduce costs by approximately $10.0 million annually in 2007 and onwards.
Based upon year to date results, currently available information and market conditions, we expect revenue growth to be in the 40% range for the full year 2006, including revenue related to the acquisition of Xantic (from the date of acquisition on February 14, 2006). We expect to report a net loss per share for the full year 2006, primarily driven by non-cash after-tax write-offs related to the acquisition of Xantic as well as amortization of customer intangibles related to both the Xantic and Plenexis acquisitions. Excluding the effects of these items, we expect adjusted earnings per share for 2006 to be below 2005 reported earnings per share.
MD&A Third Quarter — September 30, 2006

Glossary of Terms for Management’s Discussion and Analysis of Financial Condition and Results of Operations
Broadband
A transmission system that multiplexes multiple independent signals onto one cable. In telecommunications terminology, any channel having a bandwidth greater than a voice-grade channel (4 kHz). In LAN terminology, a coaxial cable on which analog signaling is used. Also called wideband.
DIRECWAY®
A VSAT satellite service operated by Hughes Network Systems (HNS) that provides broadband connectivity to consumers and businesses in fixed-site, remote locations, primarily where terrestrial services, such as DSL and cable broadband, are unavailable. Stratos is a value-added reseller of DIRECWAY in the U.S. and Canada.
Fleet F77, F55 and F33
Stratos-provided Inmarsat services that offer highly advanced communications capabilities, including voice, HSD and packet data services for the marine market while at the same time lowering service costs. These services give shipboard crew members the same global access to voice and data communications as any major land-based office. F77 is designed for large vessels, while F55 and F33 offer lighter weight antennas to serve medium- and small-sized vessels, respectively.
Hubs
A fixed antenna used to send and receive satellite transmission signals, interconnecting telecommunications between a satellite and VSATs.
Inmarsat®
An acronym for International Maritime Satellite service that provides mobile communications for land, air and sea worldwide.
IP
Internet Protocol. Software that tracks the Internet address of nodes, routes outgoing messages, and recognizes and routes incoming messages.
Iridium®
A global mobile satellite telephone and paging service. Global coverage is provided by low-earth-orbiting satellites, allowing users to make and receive calls virtually anywhere in the world.
Microwave
A high-frequency electromagnetic wave, one millimeter to one meter in wavelength, intermediate between infrared and short-wave radio wavelengths. Can be used as a long-range voice and data communications medium.
MD&A Third Quarter — September 30, 2006

MSV
Mobile Satellite Ventures. A satellite network that provides voice, data and wide area dispatch maritime communications services. MSV uses spot beam technology to provide secure communication for North and Central America, the northern tip of South America, the Caribbean, and Hawaii.
Regional BGAN
A Stratos-provided Inmarsat service that brings high-speed data communications to developed and developing nations in its service area, with usage charges based on the amount of data sent or received rather than the conventional “per minute” charge for satellite airtime.
StratosITek™
A Stratos-provided IP VSAT service that provides high-speed, always-on connectivity for remote-location land and maritime applications on a global scale. StratosITek offers speeds of up to 2 Mbps and is available in several configurations that allow it to be installed on maritime vessels or moved quickly and easily from location to location on land.
StratosNet®
Stratos’ Internet e-mail system, StratosNet, is an Internet service optimized for cost-effective mobile communications through multiple mobile satellite networks. StratosNet provides the ability to transmit data at 2.4 kbps or higher while also gaining from the benefits of compression. StratosNet makes the Inmarsat-C service extremely efficient for e-mail at sea on a vessel of any size.
Swift 64™
A Stratos-provided Inmarsat service that provides global in-flight data communications services to commercial and private aircraft at speeds up to 64kbps. Swift 64 services have been designed to meet the needs of aircraft passengers, corporate users and the flight deck, and are designed to take advantage of existing Inmarsat Aero H/H+ installations already found on a large number of aircraft.
VSAT
Very Small Aperture Terminal. A relatively small satellite antenna used for satellite-based point-to-multipoint data communications.
MD&A Third Quarter — September 30, 2006